United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release	3
Signature Page	5

xx

Press Release Vale announces presentation on its main initiatives for the future and informs about estimates updates Rio de Janeiro, October 2nd, 2019 – Vale S.A. (Vale), informs that it has disclosed a presentation about how its preparing for the future of mining and how its portfolio of assets and products are well-positioned in the industry to address climate change issues. Among the main topics are the new technologies for steel production using alternative sources of energy and Vale’s commitment to reduce global warming impacts. The presentation also updates the actions taken by the Company in relation to Brumadinho and dam management, in addition to reinforce Vale’s commitment to its strategic pillars of safety, operational excellence and its new pact with society. The material is available at Vale’s website www.vale.com in the investor section and in CVM. In addition, Vale announces, on this date, the update of the following estimates: Expenses and costs • Stoppage expenses related to Brumadinho ranging between US$ 3.0/t and US$ 4.0/t in 3Q19 and ranging between US$ 2.5/t and US$ 3.5/t in 4Q19; C1 cash cost of the iron ore business ranging between US$ 15.0/t and US$ 16.0/t in 3Q19 and ranging between US$ 13.0/t and US$ 14.0/t in 4Q19; Unitary freight costs1 of US$ 18.4/t in 2019 and US$ 18.1/t in 2020; • • Price Realization • Premium2 ranging between US$ 5.0/t and US$ 6.0/t in 3Q19; EBITDA • Adjusted EBITDA3 ranging from US$ 10.8 billion to US$ 12.9 billion in 2019. CAPEX • CAPEX ranging from US$ 3.6 billion to US$ 3.8 billion in 2019. Free Cash Flow • Free Cash Flow ranging from US$ 6.5 billion and US$ 9.4 billion in 2019. 1 Based on the spread between low sulfur fuel and high sulfur fuel of US$ 250/t in 2020, 30 Mt new shipping capacity for Valemax and Guaibamax, assuming that vessels equipped with scrubbers will still be allowed to consume high sulphur fuel oil and assuming lower exposure to freight spot market due to the new fleet of Valemax and Guaibamax and lower rates on the freight spot market. 2 Includes iron ore fines quality and premiums and pellets adjustments. 3 Assuming benchmark prices for iron ore in the 4Q19 between US$ 80/t e US$ 100/t, nickel prices between US$ 16,000/t and US$ 20,000/t and BRL/USD of 4.15.

Press Release Disbursements related to Brumadinho Vale informs that will file again in due course the item 11 of its Reference Form, in the period required by the Instruction CVM number 480 of December 7, 2009, as amended. Vale clarifies that the information provided in this document represent only an expectation, hypothetical data that by no means constitute a promise of performance by Vale and/or its management. The estimates presented involve market factors that are beyond the control of Vale and, therefore, can be subject to new changes. For further information, please contact: +55-21-3485-3900 Andre Figueiredo: andre.figueiredo@vale.com Andre Werner: andre.werner@vale.com Mariana Rocha: mariana.rocha@vale.com Samir Bassil: samir.bassil@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. 4 Amount already provisioned. 5 Disbursements up to 2031. According to the de-characterization plan of the upstream dams, the main assumptions consider, among others: (i) the volume of tailings to be removed which was based on available historical information and the interpretation of laws and regulations in force; (ii) the availability of tailings disposal sites; and (iii) the approval of engineering and solutions methods submitted to the competent authorities. 6 Disbursements up to 2023. Amounts refer to projects and initiatives aiming to recover the environment and compensate the society and may vary due to the early stage of ongoing negotiations, timing and scope of the programs, which are subject to the approval and consent of the relevant authorities, among others. US$ million 2019E 2020E 2021E 2022E De-characterization4,5 100 - 150 300 - 400 200 - 300 100 - 200 Reparation 4,6 800 - 1,000 1,200 - 1,700 800 - 1,200 100 - 300 Total 900 - 1,150 1,500 - 2,100 1,000 - 1,500 200 - 500

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: October 2, 2019		Director of Investor Relations